Exhibit H.2

 PROPOSED FORM OF NOTICE

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No. 35-      /                     , 1999

Filings Under the Public Utility Holding Company Act of 1935 ("Act")

Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) thereto is/are available for public inspection through the Commission's Office of Public Reference.

Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by , 1999 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed, or as amended, may be granted and/or permitted to become effective.


Northeast Utilities, et al.
(70-7875)

The Connecticut Light & Power Company ("CL&P"), 107 Selden Street,
Berlin, Connecticut, 06037 and Western Massachusetts Electric Company ("WMECO"), 174 Brush Hill Road, West Springfield, Massachusetts, 01089 (collectively, the "Applicants"), each an electric utility subsidiary of Northeast Utilities, a registered holding company, have filed an amendment to their application/declaration in File No. 70-7875 (the "Application") with this Commission pursuant to Sections 6(a), 7 and 12(d) of the Public Utility Holding Company Act of 1935 (the "Act") and Rule 52 promulgated thereunder, in order to seek the Commission's approval for certain proposed modifications to existing nuclear fuel financing arrangements (the "Lease").

The Applicants have joint ownership interests in three nuclear electric generating units located at Millstone Point in Waterford, Connecticut and are responsible for the fuel costs for these units. In order to provide a single comprehensive and efficient framework for the financing of nuclear fuel for the units, the Applicants entered into arrangements in July of 1982 with Bankers Trust Company, as trustee of the Niantic Bay Fuel Trust (the "Trust") which was specially created for the purpose of such financing. Upon making a payment with respect to nuclear fuel, the Trust acquires title to such nuclear fuel and the related nuclear fuel contract rights. Pursuant to the Lease, the Trust then leases the nuclear fuel to the Applicants and utilizes the Applicants' lease payments to service the credit financing.

By its orders dated December 30, 1981 (HCA Release No. 35-22342) and May
19, 1982 (HCA Release No. 35-22501), in File No. 70-6639, and January 23,
1992 in this File (HCA Release No. 35-25458), the Commission approved (i) the formation of the Trust for the purpose of financing the purchase of nuclear fuel under a trust agreement, (ii) the assignment of certain nuclear fuel and related contracts and (iii) financing for the acquisition of nuclear fuel.

As a result of the Applicants' decision to permanently cease operations at one of the nuclear generating units ("Unit 1"), all nuclear fuel has been permanently removed from Unit 1's reactor vessel. Consequently, the Applicants are no longer authorized to operate Unit 1 or retain nuclear fuel in its reactor. The Applicants have proposed a modification of and amendment to the Lease, and an amendment to the related security agreement, which will effect partial termination of the Lease with respect to Unit 1 and a release of the Unit 1 nuclear fuel upon the issuance by the Applicants to the Trustee of an aggregate principal amount of $80.2 million of collateral first mortgage bonds, rather than effecting a release of the Unit 1 nuclear fuel upon a payment by the Applicants of an amount equal to the stipulated loss value of such fuel, as is currently required by the Lease.

The Applicants, through the amendment to their Application, are seeking Commission approval for the amendment to the Lease.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.